Taste Labs, Inc.



ANNUAL REPORT

833 Broadway, 2 Floor

New York, NY 10003

(929) 247-3556

https://www.taste.io/

This Annual Report is dated April 23, 2024.

BUSINESS

Overview

Taste Labs delivers personalized product reviews and recommendations across various categories. The business owns six recommendation platforms, two for digital media (Taste App & Matched App), and four for shopping (Autumn App, Kedenza, Opimoda, and House for Greens).

On each platform, Taste helps users rate items (movies, shows, clothes, home decor) to establish their taste profile. Based on this input, our technology returns individualized product recommendations by correlating the preferences of millions of users, connecting those with the most similar tastes.

A subscription model allows users to unlock additional recommendations and features by upgrading to a paid membership. The Company also generates revenue through affiliate marketing as well as selling its technology/algorithm services to other businesses.

Product Highlights

- Match% is 2.5x more accurate in predicting user preferences compared to generic rating systems (based on management estimation:

- Taste users rate and save 25x more than they do on category leaders, such as IMDB (based on management estimation:

- 800K registered users. 100K monthly active, engagement up 228% from 12 months ago

Competitive Advantages

Humanistic AI: Our algorithm connects like-minded users, providing a natural, humanistic experience.

Category Agnostic: Taste uses the same set of algorithms and databases across categories, making scaling cost-effective and creating a high entry barrier for competitors.

Not Creepy: Taste incentivizes users to rate, save, and dismiss items to get better recommendations, ensuring relevant sponsored content without infringing on privacy.

Business Model

Freemium: Taste generates revenue through a B2C SaaS model, where users unlock advanced filters and features for $2.99 a month or $19.99 a year.

Advertising & Revenue Share: AVOD and TVOD models (in development) carry an average 30-50% revenue share. Affiliate commissions range from 3-10% for digital media and 8-15% for retail.

B2B Sales: Taste Labs' technology leverages dense user preference data for market research and building lookalike audiences. Our technology, algorithms, and data science is sold to other businesses to support their platforms and user base

Upcoming Features

Category Expansion: Taste aims to scale its recommendation technology across various industries beyond entertainment, such as books, music, gaming, podcasts, and even fashion and home décor.

Single API / Single Profile: A unified profile that predicts preferences across categories, tracking bookmarks and wishlists while browsing the web or in another app.

Merge Profiles: Merge Taste profiles with friends and loved ones to decide on activities, share recommendations, and maintain a joint "to-do list" based on combined tastes.

Compare & Explore: Check compatibility with a date or new friend, interact with people who share your taste globally, and engage with critics and celebrities.

Smart TV App: By bringing Taste Labs to smart TVs, we'll provide users with seamless navigation and access to recommended content, along with the ability to watch many titles right within the Taste TV App.

Smart TV App: By bringing Taste Labs to smart TVs, we'll provide users with seamless navigation and access to recommended content, along with the ability to watch many titles right within the Taste TV App.

Future Roadmap

The Company will focus on continuing to develop the smart TV and AVOD platform for Taste App, seamless integration with existing streaming services, and providing users with ad-supported content in addition to their existing subscriptions. We will also be collaborating with content providers, ensuring a wide range of high-quality content is available on the platform. Develop TVOD and SVOD models as part of the Company's long-term strategy to cater to various user preferences and monetization opportunities. We plan to further train the AI recommendation engine with user feedback and data, creating even n1ore personalized and accurate recommendations across all categories. We hope to strengthen and expand B2B and data intelligence partnerships, allowing Taste to reach more potential users and generate additional revenue. We also plan to expand Taste's premium offerings, attracting more users to upgrade for additional features in the app and boosting revenue streams. Lastly, we plan to diversify Taste's portfolio by exploring additional verticals in the lifestyle and retail segments, ensuring the platform stays relevant and comprehensive.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $758,174.00
Use of proceeds: Product development & marketing
Date: July 24, 2019
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $365,624.33
Number of Securities Sold: 572,147
Use of proceeds: Research development, marketing, and operations
Date: April 14, 2021
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $143,673.99
Number of Securities Sold: 149,732
Use of proceeds: Research development, marketing, and operations
Date: Nov 3, 2023
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Revenue

There was a 231% increase in revenue between 2022 and 2023. This notable increase is due to the addition of B2B revenue through new contracts and partnerships. Revenue ($86,101) in 2023 is considered nominal as management expects its long-term revenue to be based on affiliate & commission, which depends on technology, further partnerships, and integrations that are under development.

We do not expect significant revenue growth until the platform completes its technical expansion to deliver B2B data partnerships at scale and for the entertainment platform becomes transactional. Both areas require time and investment to realize.

Marketing Expenses

Marketing & advertising expense decreased by 22% to $29,937 in 2023. Marketing expense has remained a small portion of the overall expense as the return-on-investment is low before the platforms are matured.

General & Administrative Expenses

General/technology/research expenses increased significantly in 2023 as the company invested in data science and technology required to service B2B clients. Expenditure on contractors (engineering, product design, data science) notably increased from $3,216 in 2022 to $90,872.

Historical results and cash flows:

Engineering and technology development will remain the largest expense as the company is currently in a stage of early user adoption. Such R&D expense requires the company to acquire cash through investments. We expect this dependency to continue at least through 2026.

The company's focus for 2024 will be to continue developing a transactional revenue stream (making money directly off every recommendation that the user consumes or purchases) as well as more B2B business. This requires the team to complete technology integrations and ramp up business development efforts.

Once this is achieved, a larger portion of the cash will be directed into marketing to acquire users and increase revenue. In addition, the company will also explore additional revenue models via SaaS and data intelligence.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $24,895.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SeedInvest Convertible Note
Amount Owed: $758,174.00
Interest Rate: 6.0%
Maturity Date: June 14, 2021
Discount Rate: 20.0% Valuation Cap: $3,000,000.00 Conversion Trigger: $1,000,000 preferred stock round Material Rights Conversion of the Crowd Note. a. Qualified Equity Financing. Upon the occurrence of a Qualified Equity Financing the Crowd Note shall convert automatically, without any further action on the part of either the Company or the Investor, whereupon the Crowd Note shall be deemed canceled, into the number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price prior to the closing of the Qualified Equity Financing. b. Corporate Transaction. In the event of a Corporate Transaction prior to a Qualified Equity Financing, the Company shall notify the Investor in writing of the terms of the Corporate Transaction and the Investor shall receive the higher value received by either: i. Obtaining that number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price; or ii. Obtaining the Corporate Transaction Payment. c. At or After Maturity. Commencing on the Maturity Date, the Crowd Note holders (by a decision of those Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) have the option to (a) require the Company to pay the Outstanding Loan Balances or (b) convert the Crowd Notes into a number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price. Upon the conversion of this Note into Conversion Shares, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company must pay the Holder cash equal to such fraction multiplied by such price per share. d. Mechanics of Conversion. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares. e. Note Completion. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 4(b)(ii). Common Stock The amount of security authorized is 10,000,000 with a total of 7,770,581 outstanding. Voting Rights 1 vote per share Material Rights The total amount outstanding (7,770,581) includes 762,311 shares to be issued pursuant to reserved but unissued stock options, and 446,513 shares to be issued pursuant to outstanding stock options. What it means to be a minority holder As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties. Dilution Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Creditor: John Lin (Founder)
Amount Owed: $84.00
Interest Rate: 0.0%
Maturity Date: December 31, 2024
$84 in short-term loans for which no interest is charged and has no fixed maturity date.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John Lin
John Lin's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO
Dates of Service: January, 2018 - Present
Responsibilities: Oversees general operations. Founder shares, no additional equity compensation, $5K monthly salary.

Position: Principle Accounting Officer
Dates of Service: January, 2018 - Present
Responsibilities: Overseeing and managing the financial accounting and reporting functions for Taste Labs.

Position: Director
Dates of Service: January, 2018 - Present
Responsibilities: Managing the overall business and affairs of the company

Name: Justin Messina
Justin Messina's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CTO
Dates of Service: January, 2018 - Present
Responsibilities: Oversees all technical aspects of the company. Founder shares, no additional equity compensation, $5K monthly salary.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: John Lin
Amount and nature of Beneficial ownership: 3,000,000
Percent of class: 38.85

Title of class: Common Stock
Stockholder Name: Justin Messina
Amount and nature of Beneficial ownership: 3,000,000
Percent of class: 38.85

RELATED PARTY TRANSACTIONS

Name of Entity: John Lin

Relationship to Company: Officer, Director, Principal Shareholder

Nature / amount of interest in the transaction: In 2020, the Company received a cash advance from its shareholder, John Lin, in the amount of $5,966. As of December 31, 2022, and December 31, 2021, the outstanding balance of this advance is $84.

Material Terms: No interest on the loan and no maturity date.

OUR SECURITIES

The company has authorized SeedInvest Convertible Note, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 490,824 of Common Stock.

SeedInvest Convertible Note
The security will convert into Common stock and the terms of the SeedInvest Convertible Note are outlined below:

Amount outstanding: $758,174.00
Maturity Date: June 14, 2021
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: $1,000,000 preferred stock round

Material Rights
Conversion of the Crowd Note.

a. Qualified Equity Financing. Upon the occurrence of a Qualified Equity Financing the Crowd Note shall convert automatically, without any further action on the part of either the Company or the Investor, whereupon the Crowd Note shall be deemed canceled, into the number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price prior to the closing of the Qualified Equity Financing.

b. Corporate Transaction. In the event of a Corporate Transaction prior to a Qualified Equity Financing, the Company shall notify the Investor in writing of the terms of the Corporate Transaction and the Investor shall receive the higher value received by either:

i. Obtaining that number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price; or

ii. Obtaining the Corporate Transaction Payment.

c. At or After Maturity. Commencing on the Maturity Date, the Crowd Note holders (by a decision of those Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) have the option to (a) require the Company to pay the Outstanding Loan Balances or (b) convert the Crowd Notes into a number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price. Upon the conversion of this Note into Conversion Shares, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company must pay the Holder cash equal to such fraction multiplied by such price per share.

d. Mechanics of Conversion. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. Note Completion. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 4(b)(ii).

Common Stock
The amount of security authorized is 10,000,000 with a total of 7,721,879 outstanding.

Voting Rights
One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights
The total amount outstanding (7,721,879) includes 224,356 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding also includes 775,644 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering
Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $534,998.16 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or otherwise can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our entertainment and product recommendation platforms and B2B data platforms. Delays or cost overruns in the development of our entertainment and product recommendation platforms and B2B data platforms and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Taste's entertainment platform and recommendation engine is a good idea, that the team will be able to successfully market, and sell the product or service, and that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Taste Labs, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Taste Labs, Inc could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2024.

Taste Labs, Inc.

By   /s/ *John Lin*

Name: Taste Labs, Inc.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, John Lin, the Chief Executive Officers of Taste Labs, Inc, hereby certify that the financial statements of Taste Labs, Inc and notes thereto for the periods ending January 1, 2023 and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $86,101; taxable income of -$165,936 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 2, 2024.

_____

John Lin
CEO, Taste Labs, Inc

April 2, 2024

Taste Labs, Inc

**FINANCIAL STATEMENT
(UNAUDITED)**

**AS OF AND FOR THE YEARS ENDED
December 31, 2023 and 2022**

Taste Labs, Inc
Index to Financial Statement
(unaudited)

Taste Labs, Inc
BALANCE SHEET
AS OF Dec 31, 2023
(unaudited)

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	24,894.90
Funds receivable	0.00
Total Bank Accounts	**$24,894.90**
Accounts Receivable	**$5,952.47**
Other Current Assets	
Deposit Held	8,232.50
Total Other Current Assets	**$8,232.50**
Total Current Assets	**$39,079.87**
Fixed Assets	
Equipment	4,482.85
Accumulated Depreciation	-4,482.85
Total Equipment	**0.00**
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$39,079.87**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accrued interest	185,899.34
Cash Advance (Shareholder)	0.00
Shareholder Loan-John	84.00
Total Cash Advance (Shareholder)	**84.00**
Total Other Current Liabilities	**$185,983.34**
Total Current Liabilities	**$185,983.34**
Long-Term Liabilities	
Notes Payable	758,173.51
Total Long-Term Liabilities	**$758,173.51**
Total Liabilities	**$944,156.85**
Equity	
Common Stock	600.00
Equity Contribution	491,584.25
Retained Earnings	-1,231,324.90
Net Income	-165,936.33
Total Equity	**$ -905,076.98**
TOTAL LIABILITIES AND EQUITY	**$39,079.87**

Taste Labs, Inc
BALANCE SHEET
AS OF Dec 31, 2022
(unaudited)

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	0.00
Citibank Business Checking	12,899.34
Total Checking	12,899.34
Funds receivable	0.00
Total Bank Accounts	$12,899.34
Accounts Receivable	
Accounts Receivable	5,952.47
Total Accounts Receivable	$5,952.47
Total Current Assets	$18,851.81
Fixed Assets	
Equipment	4,482.85
Accumulated Depreciation	-4,482.85
Total Equipment	0.00
Total Fixed Assets	$0.00
TOTAL ASSETS	$18,851.81
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accrued interest	140,408.94
Cash Advance (Shareholder)	0.00
Shareholder Loan-John	3,084.00
Total Cash Advance (Shareholder)	3,084.00
Total Other Current Liabilities	$143,492.94
Total Current Liabilities	$143,492.94
Long-Term Liabilities	
Notes Payable	758,173.51
Total Long-Term Liabilities	$758,173.51
Total Liabilities	$901,666.45
Equity	
Common Stock	600.00
Equity Contribution	347,910.26
Retained Earnings	-1,104,753.98
Net Income	-126,570.92
Total Equity	$ -882,814.64
TOTAL LIABILITIES AND EQUITY	$18,851.81

NOTE 1 – NATURE OF OPERATIONS

Taste Labs, Inc was formed on January 8, 2018 ("Inception") in the State of Delaware. The balance sheet of Taste Labs, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY.

Taste Labs, Inc delivers personalized product reviews and recommendations. The business owns two recommendation platforms, one for digital media (Taste App), another for shopping (Autumn App).
On each platform, a user rates items (movies, shows, clothes, home decor) to establish their taste profile. Based on this input, the company's technology returns individualized product recommendations by correlating the preferences of its users, connecting those with the most similar tastes.
A subscription model allows users to unlock additional recommendations and features by upgrading to a paid membership. The company also generates revenue through affiliate marketing.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

      Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

      Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

      Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: competitive technology, dependency on other technologies for operations, and the macro-economics of industries for which the company's depends on to generate affiliate and referral revenue. These adverse conditions could affect the Company's financial condition and the results of its operations.

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any shares of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from premium subscription and referral marketing transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
The amount of security authorized is 10,000,000 with a total of 7,721,879 outstanding.

Voting Rights
1 vote per share

Material Rights
The total amount outstanding (7,721,879) includes 224,356 shares to be issued pursuant to reserved but unissued stock options, and 775,644 shares to be issued pursuant to outstanding stock options.

SeedInvest Convertible Note
The security will convert into Common stock and the terms of the SeedInvest Convertible Note are outlined below:
Amount outstanding: $758,174.00
Maturity Date: June 14, 2021
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: $1,000,000 preferred stock round
Material Rights
Conversion of the Crowd Note.
a. Qualified Equity Financing. Upon the occurrence of a Qualified Equity Financing the Crowd Note shall convert automatically, without any further action on the part of either the Company or the Investor, whereupon the Crowd Note shall be deemed canceled, into the number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price prior to the closing of the Qualified Equity Financing.
b. Corporate Transaction. In the event of a Corporate Transaction prior to a Qualified Equity Financing, the Company shall notify the Investor in writing of the terms of the Corporate Transaction and the Investor shall receive the higher value received by either:
i. Obtaining that number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price; or
ii. Obtaining the Corporate Transaction Payment.

c. At or After Maturity. Commencing on the Maturity Date, the Crowd Note holders (by a decision of those Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) have the option to (a) require the Company to pay the Outstanding Loan Balances or (b) convert the Crowd Notes into a number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price. Upon the conversion of this Note into Conversion Shares, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company must pay the Holder cash equal to such fraction multiplied by such price per share.

d. Mechanics of Conversion. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. Note Completion. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 4(b)(ii).

New Equity Sold in 2023

Name: Common Stock
Type of security sold: Equity
Final amount sold: $143,673.99
Number of Securities Sold: 149,732
Use of proceeds: Research development, marketing, and operations
Date: Nov 3, 2023

Offering exemption relied upon: Regulation CF

Taste Labs, Inc

Profit and Loss

January - December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PP)
Income		
Sales		0.00
Sales of Product Income	86,100.92	26,018.51
Total Income	**$86,100.92**	**$26,018.51**
GROSS PROFIT	**$86,100.92**	**$26,018.51**
Expenses		
Advertising & Marketing	29,936.77	38,460.40
Bank Charges & Fees	280.00	82.34
Consulting Expense	3,000.00	
Contractors	90,871.63	3,216.46
Creative Content	663.03	2,013.33
Dues and subscriptions	1,890.74	1,669.41
Hosting Services	8,267.92	14,150.21
Legal & Professional Services	20,250.69	3,026.00
Meals & Entertainment	438.33	2,196.16
Office Supplies & Software	2,982.66	366.27
Rent & Lease	3,400.00	10,350.00
Research	0.00	1,004.93
Shipping		34.96
Software	7,481.57	883.71
Taxes & Licenses	709.00	50.00
Technology & Services	28,757.02	25,814.08
Telecommunication	2,648.57	2,686.18
Travel	933.93	1,027.83
Video Filming & Editing	4,034.99	
Total Expenses	**$206,546.85**	**$107,032.27**
NET OPERATING INCOME	**$ -120,445.93**	**$ -81,013.76**
Other Expenses		
Interest expense	45,490.40	45,490.40
Other Miscellaneous Expense		66.76
Total Other Expenses	**$45,490.40**	**$45,557.16**
NET OTHER INCOME	**$ -45,490.40**	**$ -45,557.16**
NET INCOME	**$ -165,936.33**	**$ -126,570.92**

Taste Labs, Inc

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-126,570.92
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	36,415.57
Accrued interest	45,490.40
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**81,905.97**
Net cash provided by operating activities	**$ -44,664.95**
NET CASH INCREASE FOR PERIOD	**$ -44,664.95**
Cash at beginning of period	57,564.29
CASH AT END OF PERIOD	**$12,899.34**

Taste Labs, Inc

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-165,936.33
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Deposit Held	-8,232.50
Accrued interest	45,490.40
Cash Advance (Shareholder):Shareholder Loan-John	-3,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	34,257.90
Net cash provided by operating activities	$ -131,678.43
FINANCING ACTIVITIES	
Equity Contribution	143,673.99
Net cash provided by financing activities	$143,673.99
NET CASH INCREASE FOR PERIOD	$11,995.56
Cash at beginning of period	12,899.34
CASH AT END OF PERIOD	$24,894.90

Statement in Changes of Equity

2022 & 2023

	Common stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Deficit
Inception	-	$ -	$ -	$ -	$ -
Issuance of founders stock	6,000,000	600	-	-	600
Net income (loss)	-	-	-	-	-
Jan 8, 2018	6,000,000	$ 600	$ -	$ -	$ 600
Shares issued for debt conversion	-	758,174	-	-	758,174
Shares issued for cash	672,054	365,624	-	-	365,624
Stock option compensation	642,158	-	-	-	-
Net income (loss)	-	-	-	(1,231,325)	(1,231,325)
Dec 31, 2022	7,314,212	$ 1,124,398	$ -	$(1,231,325)	$ (106,927)
Shares issued for debt conversion	-	758,174	-	-	758,174
Shares issued for cash	721,879	509,298	-	-	509,298
Stock option compensation	775,644	-	-	-	-
Net income (loss)	-	-	-	(1,397,261)	(1,397,261)
Dec 31, 2023	7,497,523	$ 1,268,072	$ -	$(1,397,261)	$ (129,189)

CERTIFICATION

I, John Lin, Principal Executive Officer of Taste Labs, Inc., hereby certify that the financial statements of Taste Labs, Inc. included in this Report are true and complete in all material respects.

John Lin

CEO